Exhibit 99.1

Innoviz Technologies Reports 2021 Second Quarter
Financial Results

TEL AVIV, Israel, August 11, 2021 – Innoviz Technologies (Nasdaq: INVZ), a technology leader of high-performance, solid-state LiDAR sensors and perception software, today reports financial results for the second quarter ended June 30, 2021. Innoviz reaffirms its previously announced long-term guidance, increases its order book potential wins, and provides operational updates on commercial traction, technology leadership and corporate development.

Commercial Traction

•	Significant progress and high performance in the company’s global business generation strategy with prospects and potential customers, facilitated by its research and development teams.

•	Realized continued momentum from the shuttle program design win continued and we aim to increase our volume through additional orders in the near future.

•
Won an advanced development project with a European autonomous truck company, which provides for Innoviz to equip the customer’s 2021 fleet with Innoviz technology. Innoviz believes it is well-positioned to pursue multi-year contracts after the testing phase is complete.

•	Secured four new technical partnerships that expanded the company’s presence in Asia:

1.	Edom - One of Asia's largest electronics and semiconductor distributors will seek to drive sales and enhance support initiatives for Innoviz’s LiDAR solutions in the Greater China region.

2.
Whale Dynamic - China based full stack L4 autonomous driving company. Their platform will utilize InnovizOne LIDARs, replacing previous generation Innoviz LiDAR, as its primary sensors with the goal of creating the world’s best sensor fusion design.

3.
SpringCloud - Korea based B2B Autonomous Mobility as a Service (MaaS) provider, with a platform conducting autonomous driving data analysis and perception validation. SpringCloud will distribute Innoviz products in Korea across multiple sectors.

4.
Curium – Singapore based autonomous driving platform provider focused on the calibration and integration of LIDARs and other sensors for autonomous driving that will promote Innoviz LiDAR in the region.

Technology Leadership

•
Completed several design cycles and are on the verge of freezing the hardware design for InnovizOne. Innoviz believes it is among the first in the industry to reach this milestone and is seeing strong traction for the product.

•	Developed early samples of InnovizOne+, an enhanced version of InnovizOne that features components developed for InnovizTwo extending the range and resolution.

•
Completed optical design of InnovizTwo, the company’s top-of-the-line LIDAR that uses a single laser and detector, advanced packaging and electronic design at a 70% material cost reduction compared to InnovizOne.

•
Surpassed one million object annotations within Innoviz’s automotive perception platform, InnovizAPP. The platform is installed in test vehicles in three continents (Asia, Europe and North America) and is accelerating timelines for consumer autonomous vehicle (AV) programs.

Corporate Development

•
Increased employee headcount by 29 people in the quarter, bringing the company’s total employee headcount to 337 at quarter end. Approximately 70% of the company’s talent base consists of the research and development team.

“We are making remarkable progress in global business development in parallel with advancing our technical standards,” said Omer Keilaf, CEO & Co-Founder of Innoviz. “I am proud of our research and development teams that are working day and night with our prospects and potential customers on adapting and finetuning the performance, computer vision, safety and comfort features, mechanical and software integrations, as well as quality and design validations of our LiDARs for a variety of use cases.”

“We are humbled to have received so much positive feedback from multiple customers and technical partners. Our success is largely attributed to our R&D team as they are the driving force behind these technology advancements. As the world reopens, we are truly looking forward to meeting our customers, prospects, partners and investors in person.”

Second Quarter 2021 Financial Results

Revenues for Q2 2021 were $1.0 million, an increase of 38% compared to Q1 2021. InnovizOne-related revenues in Q2 2021 increased by 29% to $991 thousands, or 98% of revenues, compared to $766 thousands, or 76% of revenues, in Q2 2020. The company continues to see strong demand for its products and expects the positive momentum to continue.

Operating expenses for Q2 2021 were $70.7 million, an increase from $13.5 million in Q2 2020. The $70.7 million of operating expenses included $49.9 million of stock-based compensation as well as $1.8 million of issuance costs. The increase in operating expenses was primarily due to $47.2 million attributable to stock-based compensation granted as part of the SPAC business combination, which closed in Q2 2021. Additionally, the company continued to invest heavily in R&D, with R&D expenses totaling $32.1 million, of which $17.6 million was attributable to stock-based compensation, compared to $11.5 million of R&D expenses incurred in Q2 2020, of which $0.5 million was attributable to stock-based compensation.

As of June 30, 2021 the company had $156.4 million in cash and $195.0 million in short-term deposits, compared to $199.1 million in cash and no short-term deposits as of March 31, 2021. The increase in cash was related to the closing of the company’s SPAC business combination transaction and will support the company’s capital resource needs in the coming years.

Forward-Looking Guidance

Innoviz management remains confident in its previously announced forward-looking order book guidance of $2.4 billion, representing the cumulative projected future sales of hardware and perception software through 2030 based on current estimates of volumes and pricing.

Innoviz currently has 54 prospective customers in the late stages of technical evaluation, RFIs and RFQs. Of these, eight are in the final commercial negotiations or RFQ stage. These eight prospects represent more than $3.2 billion in future potential order book. Innoviz expects some of these projects to materialize into contractual relationships by the middle of 2022.

Conference Call

Innoviz management will hold a conference call today, August 11, 2021 at 8:00 a.m. Eastern time (5:00 a.m. Pacific time) to discuss these results. Innoviz CEO Omer Keilaf and CFO Eldar Cegla will host the call, followed by a question-and-answer session.

All are invited to listen to the event by registering for the webinar here.

The webinar can also be accessed by telephone through the following details:

One tap mobile:
+13017158592,87258312215# US (Washington DC)
+13126266799,87258312215# US (Chicago)
+97239786688,87258312215# Israel

Join by phone:
Dial (for higher quality, dial a number based on your current location):
US: +1 301 715 8592, +1 312 626 6799, +1 346 248 7799, +1 646 558 8656, +1 669 900 9128, +1 253 215 8782
Israel: +972 3 978 6688

Webinar ID: 872 5831 2215
International numbers available here.

A replay of the webinar will also be available shortly after the call in the Investors section of Innoviz’s website for 90 days.

About Innoviz Technologies
Innoviz is a leading provider of technology that will put autonomous vehicles on roads. Innoviz's LiDAR technology can "see" better than a human driver and meets the automotive industry's strict expectations for performance, safety and price. Selected by BMW for its fully autonomous car program, Innoviz's technology will be deployed in its consumer vehicles. Innoviz is backed by top-tier strategic partners and investors, including SoftBank Ventures Asia, Samsung, Magna International, Aptiv, Magma Venture Partners, and others. For more information visit: www.innoviz.tech.

Cautionary Note Regarding Forward-Looking Statements

This announcement contains certain forward-looking statements within the meaning of the federal securities laws, including statements regarding the services offered by Innoviz, the anticipated technological capability of Innoviz's products, the markets in which Innoviz operates, customer acquisition, Innoviz’s forward-looking order book, Innoviz's projected revenue, Innoviz’s future potential order book and other future financial and operational results. These forward-looking statements generally are identified by the words "believe," "project," "expect," "anticipate," "estimate," "intend," "strategy," "future," "opportunity," "plan," "may," "should," "will," "would," "will be," "will continue," "will likely result," and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this announcement, including but not limited to, the ability to implement business plans, forecasts, and other expectations, the ability to identify and realize additional opportunities, and potential changes and developments in the highly competitive LiDAR technology and related industries. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in Innoviz's annual report on Form 20-F filed with the Securities and Exchange Commission (the "SEC") on April 21, 2021 and other documents filed by Innoviz from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Innoviz assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Innoviz gives no assurance that it will achieve its expectations.

Media Contact: Media@innoviz-tech.com

Investor Contact:

Maya Lustig
Innoviz Technologies
+972 54 677 8100
Maya.Lustig@innoviz-tech.com

Gateway Investor Relations
Cody Slach or Matt Glover
(949) 574-3860
Investors@innoviz-tech.com

- Tables to follow -

INNOVIZ TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except share and per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2021	2020	2021
	(Unaudited)		(Unaudited)

Revenues	$1,011	$1,008	1,849	$1,735
Cost of revenues	(1,678)	(2,078)	(3,779)	(3,536)
Gross loss	(667)	(1,070)	(1,930)	(1,801)
Operating expenses:
Research and development	$11,479	$32,088	$27,217	$48,822
Selling and marketing	1,200	15,629	2,698	17,181
General and administrative	836	23,006	1,664	24,427
Total operating expenses	13,515	70,723	31,579	90,430
Operating loss	(14,182)	(71,793)	(33,509)	(92,231)
Financial income (expenses), net	462	(709)	90	(907)
Loss before taxes on income	(13,720)	(72,502)	(33,419)	(93,138)
Taxes on income	(22)	(32)	(92)	(72)

Net loss	$(13,742)	$(72,534)	(33,511)	$(93,210)

Basic and diluted net loss per ordinary share	$(0.73)	$(0.58)	(1.80)	$(1.30)
Weighted average number of ordinary shares used in computing basic and diluted net loss per ordinary share	18,701,229	125,188,537	18,614,903	71,458,394

INNOVIZ TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	December 31,	June 30,
	2020	2021
		(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$49,950	$156,418
Short term deposits	-	195,000
Restricted deposits	8	8
Trade receivables	2,506	604
Inventories	2,164	3,664
Prepaid expenses and other current assets	3,287	9,771
Total current assets	57,915	365,465
LONG-TERM ASSETS:
Restricted deposits	864	852
Other long-term assets	537	163
Property and equipment, net	13,245	14,053
Total long-term assets	14,646	15,068
Total assets	$72,561	$380,533
LIABILITIES, CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS' EQUITY (DEFICIT)
CURRENT LIABILITIES:
Trade payables	$7,751	$10,961
Advances from customers and deferred revenues	1,661	1,803
Employees and payroll accruals	5,528	9,690
Accrued expenses and other current liabilities	2,854	3,941
Total current liabilities	17,794	26,395
LONG-TERM LIABILITIES:
Loan, net of current maturities	2,224	2,054
Long-term advances from customers and deferred revenues	3,473	3,473
Warrants	-	8,136
Total long-term liabilities	5,697	13,663

Convertible preferred shares	272,815	-
SHAREHOLDERS' EQUITY (DEFICIT):
Ordinary Shares of no-par value	*-	*-
Additional paid-in capital	7,658	665,088
Accumulated deficit	(231,403)	(324,613)
Total shareholders' equity (deficit)	(223,745)	340,475

Total liabilities, convertible preferred shares and shareholders' equity (deficit)	$72,561	$380,533

* Represents amount lower than $1

INNOVIZ TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
U.S. dollars in thousands

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2021	2020	2021
	(Unaudited)		(Unaudited)
Cash flows from operating activities:
Net loss	$(13,742)	$(72,534)	(33,511)	$(93,210)
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,022	673	1,533	1,325
Revaluation of Private Warrants	-	845	-	845
Share-based compensation	652	49,887	1,585	51,662
Capital gain	-	-	(6)	-
Foreign exchange loss	(659)	(244)	(215)	(56)
Increase in prepaid expenses and other assets	(1,505)	(5,283)	(734)	(5,748)
Decrease (increase) in trade receivable	(1)	813	423	507
Decrease (increase) in inventories	(262)	(552)	554	(1,500)
Increase (decrease) in trade payables	(1,065)	6,003	(2,460)	2,770
Increase (decrease) in accrued expenses and other liabilities	(2,025)	298	(1,153)	870
Increase in employees and payroll accruals	466	3,430	1,005	4,162
Increase (decrease) in advances from customers and deferred revenues	(118)	186	(61)	1,537
Net cash used in operating activities	(17,237)	(16,478)	(33,040)	(36,836)
Cash flows from investing activities:
Purchase of property and equipment	(629)	(1,417)	(2,206)	(2,133)
Investment in bank deposits, net	35,023	(195,000)	34,742	(195,000)
Decrease (Increase) in restricted deposits	-	(1)	-	1
Net cash provided (used) in investing activities	34,394	(196,418)	32,536	(197,132)
Cash flows from financing activities:
Cash received from reverse capitalization, net of Issuance cost	-	122,728	-	122,728
Issue of Ordinary shares, net of Issuance cost	-	46,843	-	217,343
Proceeds from exercise of options	114	448	178	468
Repayment of loan	(81)	(76)	(121)	(134)
Net cash provided by financing activities	33	169,943	57	340,405
Effect of exchange rate changes on cash, cash equivalents and restricted cash	641	297	207	20
Increase (decrease) in cash, cash equivalents and restricted cash	17,831	(42,656)	(240)	106,457
Cash, cash equivalents and restricted cash at beginning of the period	55,356	199,879	73,427	50,766
Cash, cash equivalents and restricted cash at end of the period	$73,187	$157,223	73,187	$157,223

INNOVIZ TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
U.S. dollars in thousands

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2021	2020	2021
	(Unaudited)		(Unaudited)

Supplementary disclosure of cash flows activities:
(1) Cash received during the period for:
Interest	$(79)	$(6)	(1)	$(6)
(2) Cash paid during the period for:
Interest	$22	$21	45	$43
Income taxes	$19	$32	89	$69
(3) Non-cash transactions:
Non-marketable securities in consideration for property and equipment	$33	$-	54	$-
Conversion of preferred shares to ordinary shares	-	272,815	-	272,815
Issuance of shares from Receipts on Ordinary shares account	-	170,500	-	-
Issuance cost paid in Equity	-	47,603	-	77,309
Deferred revenue reclassification		1,395		1,395
Deferred issuance costs	$-	$26,206	-	$-
(4) Cash, cash equivalents and restricted cash at end of the period
Cash and cash equivalents	$72,429	$156,418	72,429	$156,418
Short-term restricted deposits	8	8	8	8
Restricted deposits	750	797	750	797
	$73,187	$157,223	73,187	$157,223